                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

    X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    -
1934 [FEE REQUIRED].

        For the FISCAL YEAR ENDED   December 31, 1996
                                    ------------------
                                       OR

___     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________to_______________

Commission file number      0-21098
                           --------
        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Physicians Health Services, Inc. 401(k) Profit Sharing Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Physicians Health Services, Inc.

                              One Far Mill Crossing

                             Shelton, CT 06484-0944

                              REQUIRED INFORMATION

Financial Statements and Exhibits Index

Financial Statements:                                        Page No.
                                                             --------

1.   Financial Statements of the Physicians Health
      Services, Inc. 401(k) Profit Sharing Plan:

        Independent Auditors' Report                           F-1

        Statements of Net Assets
              Available for Plan Benefits                      F-2

        Statements of Changes in Net Assets
              Available for Plan Benefits                      F-4

        Notes to Financial Statements                          F-7

2.   Schedules:

        Schedule I:   Assets Held for Investment
                       Purposes                                S-1

        Schedule II:  Schedule of Reportable
                       Transactions                            S-2

        Exhibit 1:    Auditors' Consent

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Physicians Health Services, Inc.
                                           401(k) Profit Sharing Plan



                                           By:__________________________________
                                                 Craig S. Dupont
                                                 Vice President, Finance
Date:  June 13, 1997

REPORT OF INDEPENDENT AUDITORS

Physicians Health Services, Inc.
Pension Committee

We have audited the accompanying statements of net assets available for plan benefits of Physicians Health Services, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 13, 1997                                           ERNST & YOUNG LLP

                        PHYSICIANS HEALTH SERVICES, INC.
                           401(k) PROFIT SHARING PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                                                                           PHS             INT'L          AGGRESSIVE
                                                                                          STOCK            EQUITY           GROWTH
                                                                           TOTAL           FUND             FUND             FUND
Investments:
  Common Stock of Physicians Health
    Services, Inc. at fair value: 74,836 shares
    (cost $1,806,572)                                                 $1,103,831       $1,103,831
  International Equity Fund                                              624,695                        $  624,695
  Aggressive Growth Equity Fund                                        3,715,397                                          $3,715,397
  SBS Balanced Fund                                                    2,810,903
  Government Income Fund                                                 453,166
  Guaranteed Investment Contract Fund                                    802,853
                                                                      --------------------------------------------------------------
          Total investments                                            9,510,845        1,103,831          624,695         3,715,397


Cash and cash equivalents                                                    413              413             --                --

Employer contributions and interfund
   transfers receivable (payable)                                         59,493           87,761           (4,570)           81,042


Loans to participants                                                    406,758

                                                                      --------------------------------------------------------------
Net assets available for
  plan benefits                                                       $9,977,509       $1,192,005       $  620,125        $3,796,439
                                                                      ==============================================================


                                                                    SBS            GOVERNMENT         GUARANTEED
                                                                  BALANCED           INCOME          INV. CONTRACT           LOAN
                                                                    FUND              FUND               FUND                ACCT
Investments
  Common Stock of Physicians Health
    Services, Inc. at fair value: 74,836 shares
    (cost $1,806,572)
  International equity fund
  Aggressive growth equity fund
  SBS balanced fund                                             $2,810,903
  Government income fund                                                           $  453,166
  Guaranteed investment contract fund                                                                  $ 802,853
                                                                --------------------------------------------------------------------

          Total Investments                                      2,810,903            453,166            802,853               --

Cash and cash equivalents                                             --                 --                   --

Employer contributions and interfund
   transfers receivable (payable)                                   48,452             17,416           (170,608)

Loans to participants                                                                                                     $  406,758


Net assets available for
  plan benefits                                                 --------------------------------------------------------------------
                                                                $2,859,355         $  470,582         $  632,245          $  406,758
                                                                ===================================================================

                See accompanying notes to financial statements.

                        PHYSICIANS HEALTH SERVICES, INC.
                           401(k) PROFIT SHARING PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                                    PHS            INT'L      AGGRESSIVE
                                                                   STOCK          EQUITY       GROWTH
                                                      TOTAL        FUND           FUND         FUND
Investments:
  Common Stock of Physicians Health
    Services, Inc. at fair value: 44,304 shares
    (cost $1,164,165)                             $ 1,639,248   $ 1,639,248
  International Equity Fund                           503,978                  $   503,978
  Aggressive Growth Equity Fund                     2,715,208                                $ 2,715,208
  SBS Balanced Fund                                 1,948,932
  Government Income Fund                              433,467
  Guaranteed Investment Contract Fund                 681,436
                                                   -----------------------------------------------------
          Total investments                         7,922,269     1,639,248        503,978     2,715,208

Cash and cash equivalents                              17,777        17,777             --           --

Employer contributions and interfund
   transfers receivable (payable)                      43,058      (362,774)        27,988       315,015

Loans to participants                                 284,479
Net assets available for                          ------------------------------------------------------
   plan benefits                                  $ 8,267,583   $ 1,294,251    $   531,966   $ 3,030,223
                                                  ======================================================

                                                       SBS         GOVERNMENT      GUARANTEED
                                                     BALANCED        INCOME      INV. CONTRACT    LOAN
                                                       FUND           FUND            FUND        ACCT
 Investments:
  Common Stock of Physicians Health
    Services, Inc. at fair value: 44,304 shares
    (cost $1,164,165)
  International equity fund
  Aggressive growth equity fund
  SBS balanced fund                               $ 1,948,932
  Government income fund                                        $   433,467
  Guaranteed investment contract fund                                              681,436
                                                  -------------------------------------------------------
          Total Investments                         1,948,932       433,467        681,436            --

Cash and cash equivalents                                 --             --            --             --

Employer contributions and interfund
   transfers receivable (payable)                     227,034       (22,911)      (141,294)

Loans to participants                                                                         $   284,479

Net assets available for                          -------------------------------------------------------
   plan benefits                                  $ 2,175,966   $   410,556    $   540,142    $   284,479
                                                  =======================================================

                See accompanying notes to financial statements.

                        PHYSICIANS HEALTH SERVICES, INC.
                           401(k) PROFIT SHARING PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1996

                                                             PHS          INT'L        AGGRESSIVE
                                                            STOCK         EQUITY         GROWTH
                                              TOTAL         FUND           FUND           FUND
Contributions:
  Rollovers                             $   140,473
  Participants                            1,397,587    $   296,806    $   106,286    $   486,813
  Employer                                  904,906        180,269         68,008        323,051
                                        --------------------------------------------------------
                                          2,442,966        477,075        174,294        809,864

Investment income:
  Interest                                    1,309          1,098             18             84
  Dividends                                    --
                                        --------------------------------------------------------
                                              1,309          1,098             18             84
Loan interest repaid                         32,637
                                        --------------------------------------------------------
  Total additions                         2,476,912        478,173        174,312        809,948

Withdrawals and distributions to
  participants                             (471,789)       (53,798)       (45,519)      (155,105)
Investment expenses                         (61,380)        (4,086)        (4,786)       (27,723)
                                        --------------------------------------------------------
  Total deductions                         (533,169)       (57,884)       (50,305)      (182,828)

Interfund transfers                            --          599,528        (75,146)      (294,888)

Net realized gain on
  securities sold or distributed            277,031         55,761          6,139        125,045

Changes in unrealized appreciation
  (depreciation) of investments            (510,848)    (1,177,824)        33,159        308,939
                                        --------------------------------------------------------
Net increase (decrease) in net
  assets available for plan benefits      1,709,926       (102,246)        88,159        766,216

Net assets available for plan
  benefits, December 31, 1995             8,267,583      1,294,251        531,966      3,030,223
                                        --------------------------------------------------------
Net assets available for plan
  benefits, December 31, 1996           $ 9,977,509    $ 1,192,005    $   620,125    $ 3,796,439
                                        ========================================================


                                               SBS       GOVERNMENT      GUARANTEED
                                            BALANCED       INCOME      INV. CONTRACT       LOAN      ROLLOVER
                                              FUND          FUND            FUND           ACCT        ACCT

Contributions:
  Rollovers                                                                                        $   140,473
  Participants                          $   344,804    $    79,818    $    83,060
  Employer                                  227,044         49,195         57,339
                                        ----------------------------------------------------------------------
                                            571,848        129,013        140,399             --       140,473

Investment income:
  Interest                                       61             14             34
  Dividends
                                       -----------------------------------------------------------------------
                                                 61             14             34             --           --
Loan interest repaid                                                                  $    32,637
                                       -----------------------------------------------------------------------
  Total additions                           571,909        129,027        140,433         32,637       140,473

Withdrawals and distributions to
  participants                             (175,086)       (15,220)       (27,061)
Investment expenses                         (20,097)        (2,846)        (1,842)
                                       -----------------------------------------------------------------------
  Total deductions                         (195,183)       (18,066)       (28,903)            --            --

Interfund transfers                         (51,303)       (67,545)       (59,815)        89,642      (140,473)

Net realized gain on
  securities sold or distributed             61,734         10,278         18,074

Changes in unrealized appreciation
  (depreciation) of investments             296,232          6,332         22,314

                                       -----------------------------------------------------------------------
Net increase (decrease) in net
  assets available for plan benefits        683,389         60,026         92,103        122,279          --

Net assets available for plan
  benefits, December 31, 1995             2,175,966        410,556        540,142        284,479          --

Net assets available for plan           ----------------------------------------------------------------------
    benefits, December 31, 1996         $ 2,859,355    $   470,582    $   632,245    $   406,758   $      --
                                        ======================================================================

                See accompanying notes to financial statements.

                        PHYSICIANS HEALTH SERVICES, INC.
                           401(k) PROFIT SHARING PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1995

                                                            PHS           INT'L       AGGRESSIVE
                                                           STOCK         EQUITY         GROWTH
                                             TOTAL          FUND          FUND           FUND
Contributions:
   Rollovers                           $    372,812
   Participants                             966,338    $   167,204    $    90,957    $   345,275
   Employer                                 652,504        115,675         57,271        236,358
                                        --------------------------------------------------------
                                          1,991,654        282,879        148,228        581,633

Investment income:
   Interest                                     849            701             16             57
   Dividends                                     --
                                        --------------------------------------------------------
                                                849            701             16             57
Loan interest repaid                         21,938

                                        --------------------------------------------------------
   Total additions                        2,014,441        283,580        148,244        581,690

Withdrawals and distributions to
   participants                            (323,612)       (16,291)       (19,654)       (65,903)
Investment expenses                         (42,559)        (2,654)        (4,608)       (17,983)
                                        --------------------------------------------------------
   Total deductions                        (366,171)       (18,945)       (24,262)       (83,886)

Interfund transfers                              --        129,628       (145,110)       169,196

Net realized gain (loss) on
   securities sold or distributed            83,901          5,080        (10,952)        41,660

Changes in unrealized appreciation
   (depreciation) of investments          1,282,770        392,721         26,530        463,540
                                        --------------------------------------------------------
Net increase (decrease) in net
   assets available for plan benefits     3,014,941        792,064         (5,550)     1,172,200

Net assets available for plan
   benefits, December 31, 1994            5,252,642        502,187        537,516      1,858,023
                                        --------------------------------------------------------
Net assets available for plan
   benefits, December 31, 1995          $ 8,267,583    $ 1,294,251    $   531,966    $ 3,030,223
                                        ========================================================
                                             SBS          GOVERNMENT     GUARANTEED
                                           BALANCED         INCOME     INV. CONTRACT     LOAN       ROLLOVER
                                             FUND            FUND          FUND          ACCT         ACCT

Contributions:
    Rollovers                                                                                      $   372,812
    Participants                        $   233,071    $    65,738    $    64,093
    Employer                                160,635         41,871         40,694
                                        ----------------------------------------------------------------------
                                            393,706        107,609        104,787             --       372,812

Investment income:
   Interest                                      39             10             26
   Dividends

                                        ----------------------------------------------------------------------
                                                 39             10             26             --            --
Loan interest repaid                                                                 $    21,938

                                        ----------------------------------------------------------------------

    Total additions                         393,745        107,619        104,813         21,938       372,812

 Withdrawals and distributions to
      participants                         (102,302)       (89,777)       (29,685)
Investment expenses                         (12,652)        (2,820)        (1,842)
                                        ----------------------------------------------------------------------
     Total deductions                      (114,954)       (92,597)       (31,527)            --            --
Interfund transfers                         187,248        (77,986)        23,016         86,820      (372,812)

Net realized gain (loss) on
   securities sold or distributed            28,613         10,099          9,401

Changes in unrealized appreciation
   (depreciation) of investments            331,071         42,280         26,628
                                        ----------------------------------------------------------------------

Net increase (decrease) in net
   assets available for plan benefits       825,723        (10,585)       132,331        108,758            --

Net assets available for plan
   benefits, December 31, 1994            1,350,243        421,141        407,811        175,721            --
                                        ----------------------------------------------------------------------
Net assets available for plan
   benefits, December 31, 1995          $ 2,175,966    $   410,556    $   540,142    $   284,479     $      --
                                        ======================================================================


See accompanying notes to financial statements.

                        PHYSICIANS HEALTH SERVICES, INC.
                           401(k) PROFIT SHARING PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994

                                                             PHS           INT'L       AGGRESSIVE         SBS        GOVERNMENT
                                                            STOCK         EQUITY         GROWTH         BALANCED       INCOME
                                             TOTAL          FUND           FUND           FUND            FUND          FUND
Contributions:
   Rollovers                           $   134,831
   Participants                            746,186    $    48,682    $    52,569    $   143,468    $    90,129    $    27,548
   Employer                                519,746         43,726         44,997        126,799         79,983         26,503
                                       --------------------------------------------------------------------------------------
                                         1,400,763         92,408         97,566        270,267        170,112         54,051

Investment income:
   Interest                                 18,459            403            313            963            649            222
   Dividends                                27,805
                                       --------------------------------------------------------------------------------------
                                            46,264            403            313            963            649            222
Loan interest repaid                        13,068
                                       --------------------------------------------------------------------------------------


   Total additions                       1,460,095         92,811         97,879        271,230        170,761         54,273

Withdrawals and distributions to
   participants                           (181,102)       (15,761)        (6,457)       (23,028)       (13,470)       (18,012)
Investment expenses                        (22,125)          (815)        (1,992)        (6,260)        (4,326)        (1,136)
                                       --------------------------------------------------------------------------------------
   Total deductions                       (203,227)       (16,576)        (8,449)       (29,288)       (17,796)       (19,148)

Interfund transfers                           --          342,315        463,134      1,501,488      1,152,893        384,643

Net realized gain (loss) on
   securities sold or distributed         (244,288)         1,275            163          1,582          1,051             92

Changes in unrealized appreciation
   (depreciation) of investments           321,832         82,362        (15,211)       113,011         43,334          1,281
                                        -------------------------------------------------------------------------------------

Net increase (decrease) in net
   assets available for plan benefits    1,334,412        502,187        537,516      1,858,023      1,350,243        421,141

Net assets available for plan
   benefits, December 31, 1993           3,918,230           --             --             --             --             --
                                         ------------------------------------------------------------------------------------
Net assets available for plan
   benefits, December 31, 1994          $ 5,252,642    $   502,187    $   537,516    $ 1,858,023    $ 1,350,243    $   421,141
                                        --------------------------------------------------------------------------------------


                                          GUARANTEED         MONEY        WRIGHT          GROWTH
                                        INV. CONTRACT       MARKET       BALANCED         EQUITY         LOAN         ROLLOVER
                                            FUND             FUND          FUND            FUND          FUND           FUND

Contributions:
    Rollovers                                                                                                      $   134,831
    Participants                        $    22,823    $    60,200    $   134,520    $   166,247
    Employer                                 13,844         33,846         69,346         80,702
                                        --------------------------------------------------------------------------------------
                                             36,667         94,046        203,866        246,949           --          134,831

Investment income:
   Interest                                     433         11,702          3,223            551
   Dividends                                                               21,120          6,685
                                        --------------------------------------------------------------------------------------
                                                433         11,702         24,343          7,236           --             --
Loan interest repaid                                                                                 $   13,068

                                        --------------------------------------------------------------------------------------
    Total additions                          37,100        105,748        228,209        254,185         13,068        134,831

 Withdrawals and distributions to
      participants                          (26,934)       (14,619)       (21,209)       (41,612)
Investment expenses                            (810)        (1,662)        (2,553)        (2,571)
                                        --------------------------------------------------------------------------------------
     Total deductions                       (27,744)       (16,281)       (23,762)       (44,813)          --             --

Interfund transfers                         381,551       (835,511)    (1,597,336)    (1,637,568)       (20,778)      (134,831)

Net realized gain (loss) on
   securities sold or distributed             2,895                       (73,016)      (178,330)

Changes in unrealized appreciation
   (depreciation) of investments             14,009                        (6,534)        89,580

                                        --------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan benefits       407,811       (746,044)    (1,472,439)    (1,516,316)        (7,710)          --

Net assets available for plan
   benefits, December 31, 1993                    --       746,044      1,472,439      1,516,316        183,431           --
                                        --------------------------------------------------------------------------------------
Net assets available for plan
    benefits, December 31, 1994          $   407,811    $      --      $      --      $      --      $   175,721    $     --
                                        ======================================================================================

See accompanying notes to financial statements.

              PHYSICIANS HEALTH SERVICES, INC. 401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

1. DESCRIPTION OF PLAN

The following description of the Physicians Health Services, Inc. 401(k) Profit Sharing Plan (the "Plan") provides general information. Participants should refer to their Summary Plan Description for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan which covers substantially all employees of Physicians Health Services, Inc. and its wholly owned subsidiaries (the "Employer") who have completed one year of service and have attained 21 years of age. The Plan provides for retirement, death and disability benefits.

Contributions:

Employees who participate in the Plan may elect to defer up to 10%, on a pre-tax and after-tax basis of their compensation. The Plan also allows transfers into the Plan from other plans which satisfy the applicable requirements of the Internal Revenue Code. The Employer's contributions consist of the following:
(a) a matching contribution equal to 75% of each participant's elective deferrals for the Plan year, up to 4% of the participant's compensation, and (b) at the discretion of the Employer, an additional amount equal to 1% of each participant's compensation, provided such participant has completed 1,000 hours of service during the Plan year and is still actively employed on the last day of the Plan year. Any employee or employer matching contribution in excess of the IRS maximum is treated as an after tax contribution. It is the Employer's policy to fund amounts as accrued.

Forfeitures are used to reduce the contributions of the Employer for the Plan year in which such forfeitures occur.

Vesting:

Each participant's account is credited with the participant's contributions, an allocation of the Employer's contributions and Plan earnings allocated to their account. Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also 100% vested with regard to the Employer's contributions; however, a participant must be employed on the last day of the Plan year in order to be credited with an allocation of the Employer's contribution for that year.

Investments:

Upon enrollment, each participant directs that their contributions be invested in one or more of the investment programs set forth below in 5% increments. The current investment programs of the Plan are as follows:

The Physicians Health Services, Inc. Stock Fund is invested in the Class A Common Stock of Physicians Health Services, Inc.

              PHYSICIANS HEALTH SERVICES, INC. 401(k) PROFIT SHARING PLAN

1. DESCRIPTION OF PLAN (CONTINUED)

The International Equity Fund is invested in a diversified portfolio of international equities as evidenced by American Depository Receipts, which are traded as U.S. share equivalents backed by specific shares of the underlying foreign currencies.

The Aggressive Growth Fund is invested in a portfolio of high quality, smaller sized growth companies that are widely diversified as to industry and number of securities held.

The SBS Balanced Fund is invested in a combination of high quality equity and near term bonds with a conservative mix range of 40% to 60% equities and 60% to 40% bonds of the total fund.

The Government Income Fund is invested in U.S. Treasury Securities with a maximum average maturity of five years and none longer than 10 years.

The Guaranteed Investment Contract ("GIC") Fund is invested in insurance investment contracts, alternative synthetic GICs, and bank investment contracts issued by highly rated companies and banks, and in cash equivalents designed to provide stable investment returns with a high degree of capital protection.

Prior to July 1, 1994, participants in the Plan could elect to invest their contributions in 10% increments into the following funds:

The Money Market Fund that invested in short-term liquid investments such as short-term money market instruments, certificates of deposit and Treasury Bills.

The Wright Balanced Fund that invested in mutual funds including common and preferred stocks and bonds.

The Growth Equity Fund that invested in a mutual fund of selected Blue Chip equity securities.

At December 31, 1996, there was a total of 641 participants in the Plan. The number of participants in each fund was as follows:

               Physicians Health Services, Inc. Stock Fund       381
               International Equity Fund                         246
               Aggressive Growth Fund                            540
               SBS Balanced Investment Fund                      457
               Government Income Fund                            165
               Guaranteed Investment Contract Fund               166

The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

              PHYSICIANS HEALTH SERVICES, INC. 401(k) PROFIT SHARING PLAN

1. DESCRIPTION OF PLAN (CONTINUED)

Participant Loans:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances. Loan transactions are treated as transfers from (to) the investment funds to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a rate of 1 1/2% above the regional prime.

Withdrawals:

Withdrawals can only be made under certain circumstances, including early or normal retirement, death, disability, termination of employment, hardship (as defined under the Internal Revenue Code) and the attainment of 59 1/2 years of age. Amounts allocated to the accounts of such participants which have not yet been paid at December 31, 1996 and 1995 amounted to $68,665 and $69,873 respectively.

The Employer intends to continue the Plan indefinitely, but reserves the right to terminate the Plan or permanently discontinue contributions for any reason at any time. In the event of such termination or permanent discontinuance of contributions, participants shall be fully vested in their accounts. (Refer to Note 6.)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits of the Plan.

Investment Valuation:

The investment in the Physicians Health Services, Inc. Stock Fund is stated at fair value based upon the closing sales price on the National Association of Securities Dealers Automated Quotation National Market System. The closing price of Physicians Health Services, Inc. Class A Common Stock was $14.75 and $37.00 per share at December 31, 1996 and 1995, respectively.

The investments in the International Equity Fund, the Aggressive Growth Fund, the SBS Balanced Fund and the Government Income Fund are stated at fair values based on the market value of the underlying securities in the respective portfolios plus investment income credited to the account.

              PHYSICIANS HEALTH SERVICES, INC. 401(k) PROFIT SHARING PLAN

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the Guaranteed Investment Contract Fund, the fair value represents cost plus accrued interest income on the underlying contracts. Such accrued interest income is treated as unrealized until such time as units of the fund are sold or disposed of at which time the unrealized amounts are reported as realized.

The change in the difference between fair value and the cost of investments is reported in the statement of changes in net assets available for plan benefits as unrealized appreciation (depreciation) of investments. Realized gains (losses) from the sale or distribution of investments represents the difference between the proceeds received and the cost of investments sold determined by the average cost method for the six month period ended December 31, 1994 and for the years ended December 31, 1995 and 1996. For the six month period ended June 30, 1994 the cost of investments sold was determined by the specific identification method.

Interfund Transfers:

Interfund transfers for 1994 include the transfer of funds from the Money Market, Wright Balanced and Growth Equity funds into the new investment programs established effective July 1, 1994.

Expenses of the Plan:

All administrative expenses incurred by the Plan are paid by the Employer.

Use of Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications were made to conform the 1994 and 1995 amounts to the 1996 presentation.

              PHYSICIANS HEALTH SERVICES, INC. 401(k) PROFIT SHARING PLAN

3.  INVESTMENTS

The unrealized appreciation (depreciation) of investments included in Plan net assets is as follows:

                                 Balance at        1994         Balance at       1995       Balance at      1996         Balance at
                                Dec 31, 1993      Change       Dec 31, 1994     Change     Dec 31, 1995    Change       Dec 31, 1996
                            --------------------------------------------------------------------------------------------------------
PHS Stock Fund                 $      --      $    82,362    $    82,362    $   392,721   $   475,083   $(1,177,824)   $  (702,741)
International Equity Fund             --          (15,211)       (15,211)        26,530        11,319        33,159         44,478
Aggressive Growth Fund                --          113,011        113,011        463,540       576,551       308,939        885,490
SBS Balanced Fund                     --           43,334         43,334        331,071       374,405       296,232        670,637
Government Income Fund                --            1,281          1,281         42,280        43,561         6,332         49,893
Guaranteed Investment
   Contract Fund                      --           14,009         14,009         26,628        40,637        22,314         62,951
Wright Balanced Fund                 6,534         (6,534)          --             --            --            --             --
Growth Equity Fund                 (89,580)        89,580           --             --            --            --             --
                            --------------------------------------------------------------------------------------------------------
                Total          $   (83,046)   $   321,832    $   238,786    $ 1,282,770   $ 1,521,556   $  (510,848)   $ 1,010,708
                            ========================================================================================================

The net realized gain (loss) on securities sold or distributed was as follows:


                                               1994
                            ----------------------------------------
                                                              Net
                                Amount                      Realized
                               Realized        Cost        Gain(Loss)
                            ----------------------------------------

PHS Stock Fund              $    14,275   $    13,000   $     1,275
International Equity Fund         7,166         7,003           163
Aggressive Growth Fund           29,688        28,106         1,582
SBS Balanced Fund                18,078        17,027         1,051
Government Income Fund           23,894        23,802            92
Guaranteed Investment
  Contract Fund                 237,772       234,877         2,895
Wright Balanced Fund          1,554,719     1,627,735       (73,016)
Growth Equity Fund            1,585,560     1,763,890      (178,330)
                            ---------------------------------------
      Total                 $ 3,471,152   $ 3,715,440   $  (244,288)
                            =======================================



                                               1995
                            ----------------------------------------
                                                              Net
                                Amount                     Realized
                               Realized        Cost       Gain(Loss)
                            ----------------------------------------

PHS Stock Fund              $    23,746   $    18,666   $     5,080
International Equity Fund       271,492       282,444       (10,952)
Aggressive Growth Fund          244,416       202,756        41,660
SBS Balanced Fund               223,925       195,312        28,613
Government Income Fund          164,497       154,398        10,099
Guaranteed Investment
  Contract Fund                 229,594       220,193         9,401
Wright Balanced Fund               --            --            --
Growth Equity Fund                 --            --            --
                            ---------------------------------------
      Total                 $ 1,157,670   $ 1,073,769   $    83,901
                            =======================================



                                              1996
                            ----------------------------------------
                                                               Net
                                Amount                      Realized
                               Realized        Cost        Gain(Loss)
                            ----------------------------------------

PHS Stock Fund              $   364,164   $   308,403   $    55,761
International Equity Fund       137,068       130,929         6,139
Aggressive Growth Fund          554,457       429,412       125,045
SBS Balanced Fund               291,598       229,864        61,734
Government Income Fund          109,689        99,411        10,278
Guaranteed Investment
  Contract Fund                 255,775       237,701        18,074
Wright Balanced Fund               --            --            --
Growth Equity Fund                 --            --            --

                            ----------------------------------------
      Total                 $ 1,712,751   $ 1,435,720   $   277,031
                            ========================================

          PHYSICIANS HEALTH SERVICES, INC. 401(k) PROFIT SHARING PLAN

3. INVESTMENTS

The fair value of investments held which exceeded 5% of net assets available for plan benefits at December 31 was as follows:


                                                                        AT DECEMBER 31,
            ISSUER                       DESCRIPTION                1996           1995
                                                               --------------- --------------
Physicians Health Services,     Physicians Health Services, Inc.
   Inc.                            Stock Fund                      $1,103,831     $1,639,248


Smith Barney Corporate Trust
   International Equity Fund 1  International Equity Fund            $624,695       $503,978


Smith Barney Corporate Trust
   Small-Cap Equity Fund 5
                                Aggressive Growth Equity Fund      $3,715,397     $2,715,208

Smith Barney Corporate Trust
   Flexible Growth Balanced
   Fund 2                       SBS Balanced Fund                  $2,810,903     $1,948,932

Smith Barney Corporate Trust
   Intermediate Government
   Income Fund 2                Government Income Fund               $453,166       $433,467

Smith Barney Corporate Trust
   Guaranteed Investment        Guaranteed Investment
   Contract Income Fund 4          Contract Fund                     $802,853       $681,436

          PHYSICIANS HEALTH SERVICES, INC. 401(k) PROFIT SHARING PLAN

4. INCOME TAX STATUS

The Internal Revenue Service ruled that the Plan qualifies under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Plan Committee of Physicians Health Services, Inc. is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status.

5. PARTY IN INTEREST TRANSACTIONS

Transactions with parties in interest during 1996 were as follows:

                                                         SALES      NET REALIZED
         DESCRIPTION OF TRANSACTION          COST       PROCEEDS        GAIN
         --------------------------          ----       --------        ----
         Purchased  42,066  shares  of
         Physicians  Health  Services,
         Inc. Class A Common Stock        $950,810      $    -       $   -

         Disposed of 11,534  shares of
         Physicians  Health  Services,
         Inc. Class A Common Stock        $308,403      $364,164      $55,761


6.  SUBSEQUENT EVENT (UNAUDITED)

On May 8, 1997, Physicians Health Services, Inc. ("Parent Company") and Foundation Health Systems, Inc. ("FHS") executed a merger agreement pursuant to which FHS would acquire all of the shares of common stock of the Parent Company for $29.25 per share in cash, or a total consideration to the Parent Company's stockholders of approximately $280 million. FHS announced that it intends to finance the purchase with a combination of cash and bank debt. As a part of the transaction, the Parent Company has entered into a voting trust agreement with the Greater Bridgeport Individual Practice Association ("GBIPA"), which owned at April 30, 1997 shares constituting approximately 61% of the voting power of the Parent Company. The agreement stipulates that such shares will be voted in favor of the transaction by GBIPA. The transaction is subject to certain closing conditions, including receipt of regulatory approvals and entering into certain agreements with Guardian Life Insurance Company of America. This transaction is expected to close by the end of 1997.

           PHYSICIANS HEALTH SERVICES, INC. 401(k) PROFIT SHARING PLAN
                       Assets Held for Investment Purposes
                                December 31, 1996


                                                                 NUMBER                                            FAIR
DESCRIPTION OF INVESTMENT                                       OF UNITS                COST                       VALUE
-------------------------                                       --------                ----                       -----
PHS STOCK FUND
--------------
Physicians Health Services, Inc. Class A Common Stock              74,836            $1,806,572                 $1,103,831


INTERNATIONAL EQUITY FUND
-------------------------
Diversified portfolio of equity investments
  Smith Barney Corporate Trust International Equity Fund 1         56,029               580,217                    624,695


AGGRESSIVE GROWTH FUND
----------------------
Diversified portfolio of equity investments
  Smith Barney Corporate Trust Small Cap Equity Fund 5             43,486             2,829,907                  3,715,397


SBS BALANCED FUND
-----------------
Portfolio of equity investments and near term bonds
  Smith Barney Corporate Trust Flexible Growth
  Balanced Fund 2                                                  46,364             2,140,266                  2,810,903


GOVERNMENT INCOME FUND
----------------------
Portfolio of U.S. Treasury Securities
  Smith Barney Corporate Trust Intermediate Government
  Income Fund 2                                                    19,690               403,273                    453,166


GUARANTEED INVESTMENT CONTRACT FUND
-----------------------------------
Portfolio of fixed interest rate contracts
  Smith Barney Corporate Trust Guaranteed Investment
  Contract Income Fund 4                                           61,256               739,902                    802,853

LOANS to PARTICIPANTS
---------------------                                                                   406,758                    406,758

                                                                                      ----------                 ----------
                                                                                     $8,906,895                 $9,917,603
                                                                                      ==========                 ==========


          PHYSICIANS HEALTH SERVICES, Inc. 401(k) PROFIT SHARING PLAN
                      Schedule of Reportable Transactions
                         Year Ended December 31, 1996




                                           Number       Purchase       Selling       Cost of       Net Realized       Total Number
                                          of Units       Price          Price         Asset            Gain       -----------------
Description of Assets                                                                                             Purchases   Sales

----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A Series of Transactions In Excess of 5% of Plan Assets


PHS Stock Fund *                           42,066     $  950,810                   $  950,810                         31

                                           11,534                    $  364,164       308,403     $   55,761                    10


Aggressive Growth Fund **                  14,003      1,120,662                    1,120,662                         57

                                            6,817                       554,457       429,412        125,045                    55


SBS Balanced Fund **                       14,224        795,603                     795,603                          56

                                            5,130                       291,598      229,864          61,734                   45

Guaranteed Investment
  Contract Fund **                         26,363        336,804                      336,804                         48

                                           20,264                       255,775       237,701         18,074                   38



 * Transactions involved Physicians Health Services, Inc. Class A Common Stock. ** Transactions conducted with Smith Barney Corporate Trust.


There were no category (i), (ii) or (iv) reportable transactions during 1996.

                        PHYSICIANS HEALTH SERVICES, INC.
                           Annual Report on Form 11-K
                            for the Fiscal Year Ended
                                December 31, 1996





          Exhibit No.
          -----------
              1                                               Auditor's Consent